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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                        ART'S-WAY MANUFACTURING CO., INC.
                                (Name of Issuer)



                           Common Stock, no par value
                         (Title of Class of Securities)



                                    043168103
                                 (CUSIP Number)



                                 James L. Koley
                              c/o Koley Jessen P.C.
                          1125 S. 103 Street, Suite 800
                                 Omaha, NE 68124
                                 (402) 390-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                February 12, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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
CUSIP NO. 043168103
-----------------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)
         James L. Koley
-----------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)     [     ]
         (SEE INSTRUCTIONS)                                   (b)     [  X  ]
-----------------------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------------------
4.       Source of Funds   00
-----------------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Items 2(d) or 2(e)   [    ]
-----------------------------------------------------------------------------------------
6.       Citizenship Or Place of Organization
         United States
-----------------------------------------------------------------------------------------
                           7.       Sole Voting Power
                                    84,500
Number Of                  --------------------------------------------------------------
Shares                     8.       Shared Voting Power
Beneficially                        0
Owned By                   --------------------------------------------------------------
Each Reporting             9.       Sole Dispositive Power
Person With                         84,500
                           --------------------------------------------------------------
                           10.      Shared Dispositive Power
                                    0
-----------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         84,500
-----------------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares  [    ]
-----------------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)
         4.4%
-----------------------------------------------------------------------------------------
14.      Type Of Reporting Person
         Individual - IN
-----------------------------------------------------------------------------------------


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Item 1.  Security and Issuer

     Common Stock, no par value ("Common Stock") of Art's-Way Manufacturing Co., Inc., a Delaware corporation ("Art's-Way"). Art's-Way principal executive offices are located at Highway 9 West, Armstrong, IA 50514.

Item 2. Identity and Background

                  (a)      This statement is being filed by James L. Koley.

                  (b) The business address of James L. Koley is 1125 S. 103 Street, Omaha, NE 68124.

                  (c) James L. Koley's principal occupation and employment is as an Attorney at Law and Chairman of the Board of the Law Firm of Koley Jessen P.C., 1125 S. 103 Street, Suite 800, Omaha, NE 68124.

                  (d) James L. Koley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) James L. Koley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f)      James L. Koley is a citizen of the United States.

Item 3.  Source and the Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of the Transaction

         Investment.

Item 5.  Interest in the Securities of the Issuer

                  (a) James L. Koley beneficially owns 84,500 shares of Common Stock, or 4.4% of the total outstanding Common Stock.

                  (b) James L. Koley has the sole power to vote or to direct the voting of 84,500 shares of Common Stock. Mr. Koley has the sole power to dispose of 84,500 shares of Common Stock.

                  (c)      None personally. Issuer on 2-12-02 issued and sold to
                           J. Ward McConnell, Jr. for $800,000 ($1.25 per share) 640,000 shares of its unissued common stock, thereby causing the issued and outstanding shares of stock to increase to 1,938,176 shares issued and outstanding, thereby causing James L. Koley's holdings to decrease to 4.4% of all of the issued and outstanding shares.


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                  (d) No.

                  (e) February 12, 2002.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to Be Filed as Exhibits

         None.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 29, 2002                       s/ James L. Koley
                                            ------------------------------------
                                               James L. Koley


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